SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934*

J.Crew Group, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

46612H402

(CUSIP number)

Millard S. Drexler

J.Crew Group, Inc.

770 Broadway

New York, NY 10003

(212) 209-2500

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Jack H. Nusbaum, Esq.

Adam M. Turteltaub, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

November 23, 2010

(Date of event which requires filing of this schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H402	Page 2 of 9 Pages

SCHEDULE 13D

1	Name of reporting persons Millard S. Drexler
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,130,019
	8	Shared voting power 3,415,545
	9	Sole dispositive power 4,100,019
	10	Shared dispositive power 3,415,545
11	Aggregate amount beneficially owned by each person 7,545,564
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 11.8%
14	Type of reporting person (see instructions) IN

This Amendment No. 11 amends the Schedule 13D (as amended by Amendments No. 1 through No. 10 (as described below) thereto, the “Original Schedule 13D”) filed on behalf of Millard S. Drexler, an individual (the “Reporting Person”), on July 6, 2006, as amended by Amendment No. 1 to Schedule 13D, filed on behalf of the Reporting Person on May 17, 2007 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D, filed on behalf of the Reporting Person on July 27, 2007 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D, filed on behalf of the Reporting Person on October 2, 2008 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D, filed on behalf of the Reporting Person on January 23, 2009 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D, filed on behalf of the Reporting Person on January 26, 2009 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D, filed on behalf of the Reporting Person on April 6, 2009 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D, filed on behalf of the Reporting Person on June 3, 2009 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D, filed on behalf of the Reporting Person on July 20, 2009 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D, filed on behalf of the Reporting Person on September 9, 2009 (“Amendment No. 9”), and Amendment No. 10 to Schedule 13D, filed on behalf of the Reporting Person on January 27, 2010 (“Amendment No. 10”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of J.Crew Group, Inc. (the “Company”). Capitalized terms used but not defined herein have the meanings assigned to them in the Original Schedule 13D. Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 31, 2010, for estate planning reasons the Reporting Person caused the transfer of 136,000 shares of Common Stock from the 2009 GRAT#2 to himself as an individual, and promptly thereafter the Reporting Person transferred such shares to the Family Trust.

On April 15, 2010, upon the vesting of 30,000 restricted shares of Common Stock, the Reporting Person (i) sold 15,744 shares of Common Stock in the open market at a price per share of $48.635 and (ii) for estate planning reasons transferred the remaining 14,256 shares of Common Stock to the Family Trust.

On May 15, 2010, the Reporting Person forfeited 50,000 Restricted Shares, the vesting of which was subject to the Company’s satisfaction of certain performance criteria over a three-year period that ended on May 15, 2010, which criteria were not satisfied.

On June 11, 2010, the 2008 GRAT#2 transferred 345,000 shares of Common Stock to the Reporting Person as an individual in payment of his required annuity, and promptly thereafter the Reporting Person transferred such shares to the Family Trust. After this annuity payment, the 2008 GRAT#2 terminated pursuant to its terms.

On September 7, 2010, the 2008 GRAT#3 transferred 485,213 shares of Common Stock to the Reporting Person as an individual in payment of his required annuity, and promptly thereafter the Reporting Person transferred such shares to the Family Trust. After this annuity payment, the 2008 GRAT#3 terminated pursuant to its terms.

On September 15, 2010, the Company granted the Reporting Person options to purchase 325,000 shares of Common Stock. The options will vest in five equal installments on September 15, 2011, September 15, 2012, September 15, 2013, September 15, 2014 and September 15, 2015. The options are subject to a cap which results in a stock-settled automatic exercise of any then-vested options if the Fair Market Value (as defined in the Company’s Amended and Restated 2008 Equity Incentive Plan) of the Common Stock reaches or exceeds 400% of the exercise price of the options.

On September 17, 2010, the 2008 GRAT#3 distributed its remaining 14,227 shares of Common Stock as follows in two separate transactions pursuant to Rule 16b-5 under the Securities Exchange Act of 1934, as amended

(the “Exchange Act”): (i) 7,113 shares to the 2008 Family Trust FBO AD (the “FBO AD”), a trust of which Mrs. Drexler is the sole trustee and has sole voting and dispositive power, and (ii) 7,114 shares to the 2008 Family Trust FBO KD (the “FBO KD”), a trust of which Mrs. Drexler is the sole trustee and has sole voting and dispositive power.

Capitalized terms used in this paragraph and in the succeeding paragraphs of this Item 3, but not otherwise defined herein, have the meanings assigned to them in Item 4 below. The aggregate value of the transactions contemplated by the Merger Agreement (the “Transactions”), which are described in Item 4 below, is approximately $3.0 billion. It is anticipated that the funding for the Transactions will consist of a combination of (i) equity financing in the form of cash to be contributed to Parent by investment funds affiliated with TPG Capital, L.P. (“TPG”) and investment funds affiliated with Leonard Green & Partners, L.P. (collectively with TPG, the “Investors”), (ii) equity financing in the form of Rollover Shares to be contributed to Parent as described in further detail below, and (iii) debt financing.

Concurrently with the execution of the Merger Agreement, the Reporting Person, the Family Trust, the 2009 GRAT and the 2009 GRAT#2 (collectively, the “Rollover Investors”) entered into a Rollover Commitment Letter (the “Rollover Letter”) with Parent. Pursuant to the Rollover Letter, the Rollover Investors agreed that, immediately prior to the effective time of the Merger and subject to certain conditions, they will contribute to Parent an aggregate of 2,287,545 shares of Common Stock (the “Rollover Shares”), valued at the $43.50 per-share merger consideration described in Item 4 below, in exchange for equity interests in Parent. Certain members of the Company’s senior management team will also be offered the opportunity to contribute to Parent shares of Common Stock held by them in exchange for equity interests in Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph and in the preceding paragraph of this Item 3 is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 26, 2010, and is incorporated by reference in its entirety into this Item 3 as Exhibit G, and to the Rollover Letter, a copy of which is attached hereto as Exhibit H and is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

On November 23, 2010, the Company announced in a press release (the “Press Release”) that it had entered into the Agreement and Plan of Merger, dated as of November 23, 2010, by and among Chinos Holdings, Inc. (“Parent”), Chinos Acquisition Corporation (“Merger Sub”) and the Company (the “Merger Agreement”). The Press Release has been filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on November 23, 2010, and is incorporated herein by reference in its entirety as Exhibit I. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”). At the effective time of the Merger, each outstanding share of Common Stock, other than (i) shares, including any Rollover Shares, owned immediately prior to the effective time by the Company, Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and (ii) shares as to which dissenters’ rights have been properly exercised and perfected under Delaware law, will be canceled and converted into the right to receive $43.50 in cash. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Company’s stockholders.

The purpose of the Transactions is to acquire all of the outstanding shares of Common Stock other than the Rollover Shares. If the Merger is consummated, the Common Stock will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Investors, the Reporting Person and by certain other investors including members of the Company’s senior management team who may elect to participate in the Transactions. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 26, 2010, and is incorporated herein by reference in its entirety as Exhibit G.

Concurrently with the execution of the Merger Agreement, the Rollover Investors entered into an Interim Investors Agreement (the “Interim Investors Agreement”) with TPG. Capitalized terms used in this paragraph and in the succeeding two paragraphs of this Item 4, but not otherwise defined herein, have the meanings assigned to them in the Interim Investors Agreement. Pursuant to the Interim Investors Agreement, each Rollover Investor has agreed not to, among other things, Transfer prior to the Termination Date (as defined below) any of its Owned Shares, subject to exceptions for certain permitted transfers. Additionally, under the Interim Investors Agreement, the Rollover Investors and TPG have each agreed to pursue the Transactions until the Termination Date, including by setting forth the rights of the parties with respect to any amendments, modifications or waivers of certain terms of the Merger Agreement (any such actions taken without the prior written consent of the Reporting Person, a “Consent Triggering Event”).

The Interim Investors Agreement also provides that, if the Transactions are consummated, TPG will (i) cause the Company to, and the Reporting Person will, enter into an employment agreement with the Reporting Person, and (ii) cause the Company to adopt a new management incentive plan, in each case in accordance with the terms set forth therein. In addition, TPG has agreed that the Interim Investors Agreement will not restrict or prevent any Rollover Investor from engaging or entering into any discussions, agreements, understandings or arrangements with any third Person regarding its or its Affiliates’ direct or indirect equity participation, investment or reinvestment in any Competing Proposal, provided that prior to the Termination Date, such Rollover Investor will not directly or indirectly invest or reinvest in the Company or in any Person that acquires or is seeking to acquire the Company or in any direct or indirect successor to the Company’s business. The Interim Investors Agreement further provides that, subject to certain exceptions, no Rollover Investor will directly or indirectly solicit or seek offers, inquiries or proposals for a Competing Proposal except to the extent the Company is permitted to do so pursuant to the Merger Agreement. In addition, the Interim Investors Agreement provides that TPG will cause Parent or Merger Sub to pay the fees and expenses incurred by the Rollover Investors in connection with the negotiation, interpretation and execution of the Interim Investors Agreement, the Merger Agreement and any agreements or other matters relating thereto, regardless of whether or not the Transactions are consummated.

The Interim Investors Agreement will automatically terminate on the earliest of (i) the date the Transactions are consummated, (ii) the date that the Merger Agreement is validly terminated in accordance with its terms or (iii) the occurrence of a Consent Triggering Event that is not subsequently cured by TPG within three business days after the Reporting Person notifies TPG of the Consent Triggering Event (the date of any such termination, the “Termination Date”). The foregoing description of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is attached hereto as Exhibit J and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a letter agreement with the Company (the “Letter Agreement”). Pursuant to the Letter Agreement, the Reporting Person, in his capacity as an officer and director of the Company, agreed to cooperate with the Special Committee to solicit and respond to Takeover Proposals (as defined in the Merger Agreement) and any discussions or negotiations in connection therewith. The Letter Agreement also provides that, in the event that the Merger Agreement is terminated by Parent or the Company in accordance with the terms thereof in order for the Company to enter into an agreement with a third party, the Reporting Person will, in his capacity as an officer and director of the Company, cooperate with the Company’s and such third party’s efforts to consummate the transactions contemplated by such agreement. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which has been filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on November 26, 2010, and is incorporated herein by reference in its entirety as Exhibit K.

Other than as described in Item 3 and Item 4 above, and except as otherwise disclosed herein or in the Merger Agreement, the Rollover Letter, the Interim Investors Agreement or in the Letter Agreement, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may at any time review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters, and may at any time determine to increase or decrease his ownership of Common Stock.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) As of the close of business on November 22, 2010, the Reporting Person may be deemed to beneficially own 7,545,564 shares of Common Stock, representing approximately 11.8% of the outstanding Common Stock, based on the 63,740,963 shares of Common Stock outstanding as of August 16, 2010, as represented by the Company in its Quarterly Report on Form 10-Q, filed on September 10, 2010.

As a result of the matters described in Item 4 above, the Reporting Person, TPG and certain of its affiliates, and Leonard Green & Partners, L.P. and certain of its affiliates, may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, the Reporting Person may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by each other member of the group. The Reporting Person disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by TPG, by Leonard Green & Partners, L.P., or by any of their respective affiliates. The Reporting Person does not have affirmative information about any such shares that may be beneficially owned by such persons.

(b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 4,100,019 shares of Common Stock, consisting of 4,100,019 options to purchase shares of Common Stock which have vested but have not been exercised. The Reporting Person has the sole power to vote or to direct the vote of (but not to dispose of or to direct the disposition of) 30,000 unvested restricted shares of Common Stock, which restricted shares will vest on April 15, 2011. The Reporting Person shares with his spouse, Mrs. Drexler, the power to vote or to direct the vote, and to dispose or to direct the disposition, of 3,415,545 shares of Common Stock consisting of (i) 1,662,818 shares owned by the Family Trust; (ii) 874,500 shares owned by the 2009 GRAT; (iii) 864,000 shares owned by the 2009 GRAT#2; (iv) 7,113 shares owned by the FBO AD; and (v) 7,114 shares owned by the FBO KD.

Mrs. Drexler is a self-employed research psychologist/author. Her business address is care of the Company. The Company’s address is set forth in Item 2(b) of the Original Schedule 13D and is incorporated herein by reference. Mrs. Drexler, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Drexler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Drexler is a United States citizen.

(c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Mrs. Drexler has the right to receive half of the proceeds from any dividend or sale of the Reporting Person’s Common Stock under the community property law of the State of California.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Person entered into a third amended and restated employment agreement with the Company, dated as of July 13, 2010 (the “Third Amended and Restated Employment Agreement”), a copy of which has been filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by the Company on September 3, 2010, and is incorporated herein by reference in its entirety as Exhibit L. Under the terms of the Third Amended and Restated Employment Agreement, if the Company terminates the employment of the Reporting Person without “cause” or if the Reporting Person terminates his employment for “good reason” (each as defined in the Third Amended and Restated Employment Agreement), the Reporting Person will be entitled to receive, among other things, the accelerated vesting of any unvested restricted shares of Common Stock and/or unvested stock options granted under the Company’s 2003 Equity Incentive Plan as provided for pursuant to the terms of the relevant grant agreement.

On September 15, 2010, the Company granted the Reporting Person options to purchase 325,000 shares of Common Stock. The options will vest in five equal installments on September 15, 2011, September 15, 2012, September 15, 2013, September 15, 2014 and September 15, 2015. The options are subject to a cap which results in a stock-settled automatic exercise of any then-vested options if the Fair Market Value (as defined in the Company’s Amended and Restated 2008 Equity Incentive Plan) of the Common Stock reaches or exceeds 400% of the exercise price of the options.

The last two paragraphs of Item 3 above, the descriptions of the Merger, the Merger Agreement, the Interim Investors Agreement and of the Letter Agreement set forth in Item 4 above, and the copies of the Merger Agreement, the Rollover Letter, the Interim Investors Agreement and the Letter Agreement attached hereto as Exhibits G, H, J and K, respectively, are each incorporated by reference in their entirety into this Item 6.

The information required by Item 6 not otherwise provided herein is set forth in Item 5(d) and is incorporated herein by reference.

Except as otherwise disclosed herein, in the Original Schedule 13D, the Merger Agreement, the Rollover Letter, the Interim Investors Agreement and in the Letter Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit G Agreement and Plan of Merger, dated as of November 23, 2010, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 26, 2010).

Exhibit H Rollover Commitment Letter, dated November 23, 2010, from the Rollover Investors to Parent.

Exhibit I Press Release of the Company, dated November 23, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on November 23, 2010).

Exhibit J Interim Investors Agreement, dated November 23, 2010, by and among the Rollover Investors and TPG.

Exhibit K Letter Agreement, dated November 23, 2010, by and between the Reporting Person and the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on November 26, 2010).

Exhibit L Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and the Reporting Person (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2010

/s/ Millard S. Drexler
Millard S. Drexler